# Heineken N.V. General Meeting of Shareholders adopts acquisition of Scottish & Newcastle plc

Amsterdam, 17 April 2008 - Heineken N.V. announced today that its Annual General Meeting of Shareholders (AGM) has adopted all proposals on the agenda of the annual meeting of Heineken N.V.. The most important resolutions are listed below.

**Acquisition Scottish & Newcastle plc**
The AGM approved the acquisition by Sunrise Acquisitions Ltd., a company jointly owned by Heineken N.V. and Carlsberg A/S, of the entire issued and to be issued share capital of Scottish & Newcastle plc and the subsequent 100 percent shareholding by Heineken N.V. of Sunrise Acquisitions Ltd. after transfer by it of certain businesses of Scottish & Newcastle plc to Carlsberg A/S.

**Dividend**
The AGM approved the dividend proposal for the year 2007 of € 0.70 per share. Since an interim dividend of € 0.24 was paid on 20 September 2007, the final dividend will be € 0.46 per share. The final dividend will be made payable on Friday 25 April 2008. Heineken N.V. shares will be quoted ex-dividend on Monday 21 April 2008.

**Appointment of Mrs. M. Minnick as member of the Supervisory Board**
Mrs. M. Minnick is appointed as member of the Supervisory Board for a period of 4 years until and including the AGM in 2012.

**Appointment external auditor**
KPMG Accountants N.V. is re-appointed by the AGM as the external auditor for a period of 4 years (financial statements 2008-2011).

The full list of resolutions by the AGM of Heineken N.V. of 17 April 2008 can be found under Investor Relations on www.heinekeninternational.com.

SUPPL

**Investors' and analysts' enquiries:**
Jan van de Merbel
Tel: +31 20 523 9590
e-mail: investors@heineken.com

**Press enquiries:**
Véronique Schyns
Tel: +31 20 523 9355
e-mail: veronique.schyns@heineken.com

**Editorial information**

Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the Company owns over 115 breweries in more than 65 countries. With a Group beer volume of 139 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2007, revenue amounted to EUR12.6 billion and Net Profit before exceptional items and amortisation of brands amounted to EUR1.1 billion. Heineken employs 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIN NA and HEIO NA and on the Reuter Equities 2000 Service under HEIA.AS and HEIO AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

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